Via Facsimile and U.S. Mail
Mail Stop 6720

July 15, 2009

Mr. Barry D. Zyskind
President and Chief Executive Officer
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

> **Re:** **AmTrust Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 001-33143**

Dear Mr. Zyskind:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief